Exhibit 3.1
Amendment No. 1

to the

Amended and Restated Bylaws of Bar Harbor Bankshares

This First Amendment (“First Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Bar Harbor Bankshares (the “Corporation”) was adopted and approved by the Board of Directors (the “Board”) of the Corporation on March 17, 2020. In accordance with Article XVIII of the Bylaws, this First Amendment is effective as of March 17, 2020, subject to satisfaction of any applicable notice and approval requirements of the Maine Bureau of Financial Institutions.

WITNESSETH

Whereas, the Board adopted the Bylaws as of November 22, 2011;

Whereas, pursuant to Article XVII, Section 1 of the Bylaws, the Bylaws may be altered or amended with the affirmative vote of a majority of the Board, subject to applicable approval by the Superintendent of the Maine Bureau of Financial Institutions;

Whereas, to the maximum extent allowable under Maine law, the Board wishes to permit its shareholders to participate in annual meetings of shareholders by means of remote communication;

Now, Therefore, the Bylaws are hereby amended as follows:

1.          Amendment to Article II, Section 1 of the Bylaws. Article II, Section 1 of the Bylaws is hereby amended and restated as follows:

“Section 1. Place and Date

1.1.          Annual Meetings of the shareholders shall be held on the third Tuesday in the month of May each year at the principal office of the Corporation in Bar Harbor, Maine, unless the Board of Directors shall fix some other place within or without the State of Maine for such meetings, at such date and hour as may be fixed by the President or by the Board of Directors, or at such other date, time and location as the Board of Directors may designate. At the Annual Meeting, the shareholders shall elect a Board of Directors and shall transact such other business as may be brought before the meeting.

1.2.          To the maximum extent allowable under Maine law, the Board of Directors may authorize shareholders to participate in a meeting of shareholders by means of remote communication, subject to the conditions imposed by applicable law and any guidelines and procedures adopted by the Board of Directors. At any meeting in which shareholders can participate by means of remote communication, the Corporation shall implement reasonable measures to (A) verify that each person participating remotely is a shareholder; and (B) provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrently with such proceedings.”

2.          Miscellaneous. Except as expressly amended hereby, the Bylaws shall remain in full force and effect and are hereby ratified and confirmed in all respects.

Bar Harbor Bankshares

By:	/s/ Curtis C. Simard
Curtis C. Simard
President & Chief Executive Officer